04035654

RECEIVED
2004 JUL 20 A 11:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

---

July 12, 2004

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated July 12, 2004

Enclosed is a copy of our News Release dated July 12, 2004 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dlw 7/20

DENTONIA RESOURCES LTD.
Suite #303 – 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

July 12, 2004

TSX Venture: DTA
No. of Pages: 9

NEWS RELEASE

WO Claim Block – Lac De Gras, NWT

1) Acquisition of BHP Billiton's interest - Bulk Test DO27

Peregrine Diamonds Ltd., a private company, has acquired BHP Billiton's interest in the WO claim block with a view to further explore the WO claim block, primarily to bulk sample the DO27, in early 2005. To carry out such a sampling program stable ice conditions are required.

2) Two Distinct Pipes within Main Body of DO27

Dentonia's review of all the data of from the DO27 and DO18 pipes, and referring to a Kennecott Paper delivered at the Kimberlite Conference in Cape Town, South Africa, 1998, does suggest that the initial interpretation of the DO27 "geology" in 1994 was incorrect, instead of describing the main body of the DO27 as a single "pyroclastic" facies, or "P" facies it should have been subdivided into two facies, namely, the:

PK – green pyroclastic kimberlite or lapilli-bearing olivine tuff, also referred to as "apple green tuff", Southern Lobe;

VK – black volcaniclastic kimberlite or shale-rich olivine lapilli tuff, also referred to as "black lithic olivine crystal tuff", Northwestern Lobe.

These two facies are the results of two distinct eruptive events, as postulated in the Cape Town Paper.

3) Eastern Lobe – Hypabyssal Precursor Intrusive

The Eastern Lobe, or "HK", a hypabyssal facies was described, in the same paper, as a precursor intrusive event, separated by a granitic breccias and wall of about 50-60m thickness, from the "VK" facies, at the site of the sample drift.

To quote from the Kennecott's Review Report of November, 1994:

> "The DO27 comprises three distinct kimberlite bodies --- the two diatreme lobes known as the Northwest (now described as "VK" – black volcaniclastic kimberlite) and Eastern Lobe (now described as "HK" – hypabyssal precursor intrusive), occur as distinct

features on the ground magnetics. The third pyroclastic body, known as the Southern Lobe (or "PK" facies) is well defined by a Nano TEM survey."

This reclassification of the "P" kimberlite bodies described above is contained in the Cape Town Paper, 1998 and also contained in a Kennecott Report dated January 2000 and described as follows:

1) Precursor Dikes and Sills – Hypabyssal macrocrystic monticellite kimberlite with ±minor kimberlite breccias – noticeably xenocryst poor ("HK").
2) Main southern green crater-facies kimberlite or lapilli-bearing olivine tuff – notably xenolith-poor ("PK").
3) Northern black crater-facies kimberlite or shale-rich olivine lapilli tuff-notably shale-rich ("VK").

4) 1994 Sample drift – sampled Northwestern Lobe, northern part of the Hypabyssal sheet, and inadequately the Southern Lobe or Main Pipe.

Kennecott's Review Report, after the 1993/94 bulk test, and dated November 1994, described the sample drift, Y shaped, as follows:

> "The pyroclastic at the contact (at the beginning of the drift, pile 11, contact with a granitic raft) was a competent "black lithic olivine crystal tuff" --- The entire length of Drift #2 was mined from this rock type (northern leg of the Y-shaped sample drift). In the drift (Drift #1, southern leg of the Y-shaped sample drift) 45 meters of this rock type (black lithic olivine crystal tuff or "VK") was mined before gradually grading into the "apple green tuff" or "PK"."

These two drifts were discontinued, Drift #1, southern drift, shortly after entering the "apple green tuff" when a second failure occurred, Drift #2, northern drift, was closed when ground water began to leak into the drift.

The later Cape Town Paper, 1998 once again confused the issue of the two separate facies situated in the main body of the DO27, to quote:

> "The decline was also developed into the PK rock type (this should have read "VK" rock type after leaving the granitic raft) from which a 3003.3 tonne sample was extracted. This sample returned (from both forks of the y-shaped drift) a grade of 0.36 c/t. Diamonds from the PK (should have read from the "VK" facies bulk sample) were priced at $21.70 US/ct. at 1994 prices"

And this confusion was continued in an even later report dated January, 2000, to quote:

> "From the pyroclastic phase, 3,003.3 tonnes yielded 13,888 diamonds weighing 1,079.0 carats for a grade of 0.36 carats/tonne whereas from the hypabyssal phase, 1,257.7 tonnes yielded 226 diamonds weighing 16.4 carats for a grade of 0.013 carats/tonne."

Note, however, that most of the material extracted from the sample drift was extracted from the "VK" facies, all of the northern drift and most of the southern drift, and not from the "PK" facies or "apple green tuff", the Southern Lobe, the main kimberlite body of the DO27.

A further quote from the Cape Town Paper:

"The first indications that the Tli Kwi Cho kimberlite complex is diamondiferous were observed while splitting core from the first drill hole when a 2mm-diameter diamond caused the diamond saw to jam. Encouraging results were also received from caustic fusion analysis, which recovers diamonds down to a diameter of 0.15 mm. Diamond indicator mineral chemistry especially from the PK rock, (Southern Lobe) was considered excellent (Fig. 8). The multiple rock types present at Tli Kwi Cho meant that each had to be considered separately for their diamond tenure."

In fact, this admonishment was not adhered to, and the diamonds in the 1994 parcels was treated as one population.

In other words diamonds from the "VK" facies should not be confused with diamonds from the "PK" facies, especially in the view of the above quote, underlined.

5) Boundary between Southern and Northwestern Lobes Overlap.

To reiterate, the sample drift primarily tested the "VK" facies and the logs from drill hole DO27-19, located between the two arms of the sample drift, and drilled to a total depth of 155m, are inconclusive as to what facies was intersected in this drill hole.

To quote from a subsequent logging report of drill hole DO27-19:

"It is difficult to say if this kimberlite is the same as the center of the body (Southern Lobe "PK" facies) from the logging --- The tunnel here should correspond to 100-105m (of the drill hole). The poor nature of the core does not provide good basis for correlation with the tunnel results".

The micro diamond grade of drill hole DO27-19 was 2.80 ct/tonne.

Drill DO27-05 located about 125m west of the drill hole DO27-19 appears to be at the boundary /transition zone of the overlapping kimberlites, "VK" and "PK", and is described as:

Interval (m)	Rock Type
0-53m	Granitic Overburden
53-61m	"Black Kimberlitic Tuff"
62.2 – 137m	"Apple Green Tuff"
Below to 143m	Hypabyssal ?

With an overall micro diamond grade of 3.86 ct/tonne over 91m (or 3.95 ct/tonne over 104m) , no distinction was drawn between the two facies.

From the layered structure of drill hole DO27-05, it can be concluded that the eruptive event of the "apple green tuff" or "PK" facies preceded that of the "black kimberlite tuff" or "VK" facies. The "VK" facies, at this point and also at the location of the Y-shaped sample drift, overlies the "PK" facies.

Simply put, the sample drift primarily bulk sampled a kimberlite , the "VK" facies, different from "PK" facies, or Southern Lobe, or main ore body of the DO27, and sampled, in any event, at the edges of these two overlapping pipes.

6) Micro diamond grade of the "PK" facies or Southern Lobe

Drill Hole	Interval (m) Facies	Carats per tonne	Number of Stones per tonne
DO27-5	90m (overlapping) VK/PK	3.86	1,460
DO27-7	142m PK	3.69	1,270
DO27-20	104m PK	2.04	1,050
DO27-10	57m PK	1.59	910

With an oval shaped surface area of about 250m by 200m, a potential size of 5 hectares, and depending on the shallowness of the "PK" crater and the steepness of its walls, such kimberlite could contain a substantial reserve located close to the Diavik Diamond Mine.

The Kennecott Report, November 1994, contains a contour map, illustrating the variation in micro diamond grades of stones greater than 1mm within the DO27. A grade better than 2 ct/tonne roughly coincides with "PK" facies, or Southern Lobe, i.e. dd hole DO27-07, -05, -019, reducing to 1 ct/tonne to the north i.e. DO27-18, and to southern edge, i.e. DO27-10, DO27-09. If phreatomagmatic processes were involved, as alluded to in the Cape Town Paper, such distribution of stone size, (grade?), of smaller stones at the edge of the pipe and larger stones at the center of the pipe, is explainable by the winnowing of diamonds; a theory advanced by Prof. Volkar Lorence, (Guest Lecturer at UBC).

It should also be noted that none of diamond drill holes in 1993, the longest kimberlite interval was 159m (DO27-16), went beyond the crater facies, and none tested a possible diatreme facies of the Southern Lobe.

7) Nitrogen inclusions point to 2 diamond populations and larger diamonds, frequency curve of drill hole results differs from bulk sample results.

The highest quality gem stone recovered in the bulk sample was 3.6 ct diamond, valued at US$450-$800 per carat.

For the diamond population to approach a price range of US$100 per carat, significant improvement in the size distribution of better stones is needed from that of the bulk sample, such an improvement in the "PK" facies or "Southern Lobe", is not precluded from the data obtained to date, and the graph, diamond size versus frequency curve, attached, shows a divergence between the drill hole results and the bulk sample results, suggesting such a possibility, a quote from an Evaluation Report, dated January 22, 2001, will underscore this point; "--- it is suggested that this (re-evaluation of the DO27) initially focuses on reconciling the apparent discrepancy between the micro diamond and bulk sampling results".

Two nitrogen inclusion studies of some of these diamonds, one by Davies, Griffin et al., 1998, Australia, and one by Kaminsky, Khachatryan-Blinova 1999, Moscow, assuming that these studies were done correctly, revealed that there were an abundance of nitrogen-free diamonds in the 1994 sample population, 35% in the Australian and 5% in the Moscow study, both results are above average, the Australian results markedly so.

The discrepancy between these two studies may be explained by a different mix of diamonds studied, suggesting the presence of perhaps two distinct diamond populations within the 1994 bulk sample.

The abundance of nitrogen free diamonds in a deposit suggest the possibility of hosting very large gem quality diamonds (100ct) within such deposits, examples are the Premier Pipe (10% to 20%) South

Africa, this presumption contrasts with the diamonds from 1994 bulk sample, which were described as "good color and quality --- but were of low value due to their small size.

The nitrogen impurity concentration within diamonds is unique to each kimberlite ("Fingerprinting"); nitrogen free diamonds are not unique to a particular kimberlite, however, the proportion of nitrogen free diamonds, may be a marker.

Sketch and Quote from "The Canadian Mineralogist, Vol 39 page 1733 – 1745 (2001)"



P
0.5
0.4
0.3
0.2
0.1
0.0
First population
Second population
Total
0
200
400
600
800
1000
1200
N_A, at.ppm

FIG. 7. Distribution of concentrations of A-type nitrogen impurity in diamond from pipe DO-27. Slave Province. Canada.

"Two populations of diamond have been identified based on the IR absorption data from pipe DO27 in the Lac-de-Gras area. Slave Province, Canada. They exhibit a number of significant distinctions (Fig. 7) Diamond crystals of the first population are low in nitrogen: they form a continuous series with nitrogen-free-type-IIa diamond crystals which comprises approximately 5% of the diamond crystals in pipe DO-27. Diamond crystals of the second population differ from the first by having an above-average total nitrogen content and a lack of "platelets". According to their morphology, they are likely to have formed through the normal mechanism of growth. An estimation of

crystallization time and temperature yielded 1130°C at 3 Ga for low-nitrogen diamond of the first population and 1080°C at 3 Ga for diamond of the second population (Fig. 6). On this basis, diamond crystals of the first population can be related to the main stage, and those of the second population, to the final stage of diamond formation. In addition to the two populations, there is probably a third one, the earliest stage, in pipe DO27, as is evident in the minor proportion of nitrogen-free crystals with mineral inclusions of the super-deep paragenesis (Davies et al. 1999). As such, we can assume the presence of all three diamond groups in pipe DO-27, representing the three main stages of their formation.

The data obtained in this study may be used for "fingerprinting" purposes in prospecting for new deposits in diamondiferous areas <u>and in the evaluation of diamond crystals from newly discovered deposits.</u>"

8) Negotiation, Joint Venture Agreement

A joint venture agreement is currently being negotiated among the participants in the WO, namely, DHK Diamonds Inc. 28.8% (Dentonia, Horseshoe and Kettle River each have 1/3 interest in DHK); Peregrine Diamonds Inc. (38.475%); Archon Minerals Ltd. (16.475%); SouthernEra Resources Limited (6.5%); Aber Diamonds Corporation (9.75%).

<u>WO – 9 Kimberlite</u>

It is anticipated that Archon Mineral Ltd. (a participant in the WO claim block) may further test the WO-9 kimberlite and some magnetic anomalies located between WO-9 and DO-27 kimberlites, this summer.

Please refer to Dentonia 's news release of July 6, 2004.

<u>Pellatt Lake Claims, NWT</u>

Peregrine indicated that it intends to fly this claim block with its Falcon system this summer.

The Falcon system is an airborne geophysical system that incorporates a gravity gradiometer, a stinger magnetometer, DGPS (Global Position System), radar and baro altimeters, laser topographic scanner, and radiometrics, and is the world's first high resolution airborne gravity gradiometer.

Kimberlites of sufficient volume with pyroclastic/diatreme facies will likely have sufficient contrast with the surrounding host rocks to show up as gravity lows.

One Kimberlite dyke, PL01 located on the Pellatt Lake claim block, produced 63 diamonds, 57 micros and 6 macros from a 142kg sample and developed a weekly defined mineral train.

An erratic distribution of pyropes in the PL01 dispersion train could be due from undiscovered sources, and in particular a 1.7 x 2.2 km oval magnetic feature, in a lake, requires further investigation (Dentonia's claim). This ground is held, 6 claims in DHK's and 7 claims inn Dentonia's name (100%), subject to agreements with Peregrine.

Gold Prospects

In addition Dentonia has an option, or has acquired an interest in three (3) gold prospects, two (2) located in the Tintina Gold Belts, Yukon, and one (1) in the Abitibi Greenstone Belt, just south of the Detour Lake Gold Mine, Ontario, currently actively being explored by Tradewinds.

Website

Additional information may be obtained from Dentonia's website www.dentonia.net.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President



Drill Hole
Estimated Pipe Outline
0
Metres
250
N
7100E
7200E
7300E
7400E
7500E
7600E
34,500N
34,400N
34,300N
34,200N
34,100N
34,000N
33,900N
33,800N
33,700N
33,600N
33,500N
DO18
Gravity Trough
NORTHWESTERN LOBE
"VK"
DO27
Decline
"HK"
Transition
Driff No.2
Drift No.1
DO 27-05
"VK" Overlies "PK"
DO 27-19
EASTERN LOBE
DO 27-07
DO 27-20
"PK"
DO 27-10
SOUTHERN LOBE
DENTONIA RESOURCES LTD.
PROPOSED BULK SAMPLING OF SOUTHERN LOBE


10,000
1000
100
10
1
0.1
0.01
0.001
STONE FREQUENCY (stones/t)
0.001
0.01
0.1
1
10
STONE SIZE IN CARATS
DO27 BULK SAMPLE RESULTS
DO27 DRILL HOLE RESULTS
DHK JOINT VENTURE
DO-27 DIAMOND SIZE FREQUENCY CURVES
NORTHWEST TERRITORIES, CANADA
Figure 22